FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐            No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐            No    ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Relevant Information dated February 28, 2019

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

Banco Santander hereby informs that it has sent today its 2018 Annual Financial Report to the National Securities Market Commission (CNMV). This document is available on the corporate website (www.santander.com).

Boadilla del Monte (Madrid), 28 February 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 28, 2019	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer